Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

The following summary is a description of the material terms of our capital stock. This summary is not complete and is qualified by reference to our articles of incorporation as amended, and our bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our amended and restated certificate of incorporation, our amended and restated bylaws and the applicable provisions of the Nevada Revised Statutes for additional information.

Common Stock

The Company has three billion shares of common stock par value $.001 per share authorized.

The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of our company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our Bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Nevada law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

Series A Preferred Stock

1.	Designation and Number of Shares: The Series A Convertible Preferred Stock is designated to consist of 2,500,000 shares 1.

2.	Rank: The Series A Preferred shares have rights on liquidation equivalent to all classes of the common stock of the corporation.

3.	Dividends: Holders of the Series A Preferred shares are not entitled to receive any dividends.

4.	Conversion Rights: Holders have the right to convert each share of Series A Preferred into one share of common stock, contingent upon the corporation’s net profits exceeding $1,000,000.

5.	Reorganization or Merger: In the event of a reorganization, merger, or sale of substantially all assets, provisions are made for the conversion of Series A Preferred shares into equivalent stock or securities reflective of the new structure.

6.	Voting Rights: Each Series A Preferred share grants the holder 25 votes on matters presented to stockholders, voting together with common stockholders as a single class unless otherwise specified by law or the corporation’s Certificate of Incorporation.

Series B Preferred Stock

The Company is currently authorized to issue 5,000,000 shares of Series B Preferred Stock, par value $0.001 per share. Each share of Series B Preferred Stock has a 1:100 voting right and is convertible into 100 shares of common stock. No dividends will be paid and in the event of liquidation all shares of Series B will automatically convert into common stock. There are 500,000 shares of Series B Preferred Stock issued and outstanding.

Series C Preferred Stock

1.	Authorized Number and Issuance: The authorized number of Series C Preferred Stock is set at 5,000,000 shares, with a par value of $0.001 per share.

2.	Liquidation Rights: Holders of Series C Preferred Stock have liquidation rights equal to those of the Common Stockholders, sharing on an as-converted basis.

3.	Voting Rights: Series C Preferred Stockholders have full voting rights equivalent to Common Stockholders. They are entitled to the number of votes ensuring at least 81% of the combined voting power of all stock classes. Additionally, they can elect a majority of the board of directors when voting as a separate class.

4.	Conversion Rights: Holders can convert Series C Preferred Stock into Common Stock at a rate of 300 shares of Common Stock for each share of Series C Preferred Stock, subject to certain conditions and adjustments.

5.	Adjustments: The conversion formula may be adjusted in response to certain events, such as stock splits or reorganizations, to reflect changes in the company’s capital structure.

6.	Notices: Notices to Series C Preferred Stockholders are deemed given upon actual receipt or within specified timeframes after mailing or courier delivery.

Transfer Agent and Registrar

The Company’s Transfer Agent is Securities Transfer Corporation